================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    ---------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY, 2001

                      Galen Holdings Public Limited Company
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            SEAGOE INDUSTRIAL ESTATE
                                    CRAIGAVON
                                    BT63 5UA
                                 UNITED KINGDOM
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F [X] Form 40-F [ ]

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.)

                                Yes [ ]     No [X]

 (If "Yes" is marked, indicate below the file number assigned to the registrant
                in connection with Rule 12g3-2(b): 82-       .)

================================================================================

                                EXPLANATORY NOTE

I.      PURPOSE OF FILING

        The Purpose of this report on Form 6-K by Galen Holdings PLC is to make public the unaudited financial statements, as listed in the accompanying index, for Galen Holdings and its subsidiaries. These unaudited financial statements have been prepared in accordance with United States generally accepted accounting principles and are presented in U.S. dollars.

II.     SIGNATURES

        Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


February 14, 2001                           Galen Holdings PLC

                                            /s/   R. G. Elliott
                                            -----------------------
                                            Name:  R. G. Elliott
                                            Title:  Chief Financial Officer

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY

                                TABLE OF CONTENTS

                                                                                                   PAGE NO.
                                                                                                   --------

Part I       Financial Information
Item 1.       Consolidated Financial Statements (unaudited)
              Consolidated Balance Sheets as of December 31, 2000 and September 30, 2000               2
              Consolidated Statements of Operations for the Three Months Ended December 31,
                2000 and 1999                                                                          3
              Consolidated Statements of Comprehensive Income for the Three Months Ended
                December 31, 2000 and 1999                                                             4
              Consolidated Statements of Cash Flows for Three Months Ended December 31, 2000
                and 1999                                                                               5
              Notes to the Unaudited Consolidated Financial Statements                               6 - 12

Item 2.       Management's Discussion and Analysis of Financial Condition and Results of
              Operations                                                                              13

Item 3.       Quantitative and Qualitative Disclosures About Market Risk                              18

Part II      Other Information                                                                        19

Item 1.       Legal Proceedings                                                                       19

Item 6.       Exhibits and Reports on Forms 6-K or 8-K                                                19

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
                           CONSOLIDATED BALANCE SHEETS
                         (IN THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)

                                                                DECEMBER 31,    SEPTEMBER 30,
                                                                   2000             2000
                                                                -------------   -------------

 ASSETS
   Current Assets:
    Cash and cash equivalents                                    $  81,235      $ 113,671
    Accounts receivable, net                                        40,363         44,877
    Inventories                                                     23,077         22,230
    Deferred tax asset                                               7,000          7,000
    Prepaid expense and other assets                                 7,097          5,982
                                                                -------------   -------------
      Total current assets                                         158,772        193,760
                                                                -------------   -------------

   Property, equipment, furniture and fixtures, net                123,076        118,677

   Intangible assets, net                                          491,968        493,474
                                                                -------------   -------------
      Total assets                                               $ 773,816      $ 805,911
                                                                =============   =============

 LIABILITIES
   Current Liabilities:
    Accounts payable                                             $  13,980      $  13,305
    Accrued and other liabilities                                   31,521         45,774
    Current installments of long-term debt                          15,135         47,146
    Current installments of obligation under capital leases            470            525
    Income taxes                                                     6,530          3,567
    Deferred consideration                                           6,085          7,000
                                                                -------------   -------------
      Total current liabilities                                     73,721        117,317
                                                                -------------   -------------

   Other Liabilities:
    Long-term debt, excluding current installments                 215,578        219,575
    Long-term obligations under capital leases, excluding
      current installments                                             369            445
    Deferred income taxes                                           16,153         14,366
    Other non-current liabilities                                    9,383          9,763
                                                                -------------   -------------
      Total liabilities                                            315,204        361,466
                                                                -------------   -------------

   Minority interest                                                   239            176

 SHAREHOLDERS' EQUITY
   Ordinary shares, par value (pounds sterling) 0.10 per
    share; 250,000,000 (September 30, 2000; 250,000,000)
    shares authorized,161,527,758 shares issued and
    outstanding at December 31, 2000, and 158,965,206
    issued and outstanding at September 30, 2000                    25,869         25,498
   Additional paid-in capital                                      404,140        399,656
   Retained earnings                                                44,902         42,568
   Treasury stock                                                  (11,937)       (11,950)
   Accumulated other comprehensive loss                             (4,601)       (11,503)
                                                                -------------   -------------
      Total shareholders' equity                                   458,373        444,269
                                                                -------------   -------------
      Total liabilities and shareholders' equity                 $ 773,816      $ 805,911
                                                                =============   =============


     See accompanying notes to unaudited consolidated financial statements.

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                            THREE MONTHS ENDED
                                                               DECEMBER 31,
                                                       2000                   1999
                                                 ------------------     ------------------

 REVENUES
    Product revenue                               $       40,957         $       19,967
    Service revenue                                       19,842                 15,194
                                                 ------------------     ------------------
     Total revenues                                       60,799                 35,161
                                                 ------------------     ------------------

 OPERATING  EXPENSES
   Cost of sales                                          21,084                 17,292
   Selling, general and administrative                    18,029                  4,962
   Research and development                                2,617                  2,374
   Depreciation                                            2,003                  1,580
   Amortization                                            6,285                    561
                                                 ------------------     ------------------
     Total operating expenses                             50,018                 26,769
                                                 ------------------     ------------------


 OPERATING INCOME                                         10,781                  8,392
                                                 ------------------     ------------------


 OTHER INCOME (EXPENSE)
   Interest income                                         1,727                      3
   Interest expense                                       (7,571)                  (452)
                                                 ------------------     ------------------
    Total other income (expense)                          (5,844)                  (449)
                                                 ------------------     ------------------


 INCOME BEFORE TAXES & MINORITY INTEREST                   4,937                  7,943
                                                 ------------------     ------------------

 Provision for income taxes                                2,546                  2,680


 Minority interest in earnings of subsidiaries                57                     31

                                                 ------------------     ------------------
 NET INCOME                                       $        2,334         $        5,232
                                                 ==================     ==================


 NET INCOME PER ORDINARY SHARE:
   Basic                                          $         0.02         $         0.04
                                                 ==================     ==================
   Diluted                                        $         0.01         $         0.04
                                                 ==================     ==================


 NET INCOME PER ADR:
   Basic                                          $         0.06         $         0.18
                                                 ==================     ==================
   Diluted                                        $         0.06         $         0.18
                                                 ==================     ==================


 WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING:       155,128,233            118,757,206
   Basic                                         ==================     ==================
                                                     159,333,888            119,084,253
   Diluted                                       ==================     ==================

 WEIGHTED AVERAGE EQUIVALENT ADRS OUTSTANDING:        38,782,058             29,689,302
   Basic                                         ==================     ==================
                                                      39,833,472             29,771,063
   Diluted                                       ==================     ==================

     See accompanying notes to unaudited consolidated financial statements.

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                         (IN THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)

                                                      THREE MONTHS
                                                         ENDED
                                                      DECEMBER 31,
                                                 2000          1999
                                               ---------    ----------


 NET INCOME                                     $  2,334     $  5,232
                                               ---------    ----------

   Other comprehensive income:
    Foreign currency translation adjustment        6,902         (465)
                                               ---------    ----------
     Other comprehensive income (loss)             6,902         (465)
                                               ---------    ----------

 COMPREHENSIVE INCOME                           $  9,236     $  4,767
                                               =========    ==========


     See accompanying notes to unaudited consolidated financial statements.

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (IN THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)

                                                                                   THREE MONTHS ENDED
                                                                                      DECEMBER 31,
                                                                                  2000           1999
                                                                             -----------     -----------
 CASH FLOWS FROM OPERATING ACTIVITIES:
       Net income                                                             $   2,334       $   5,232
       Adjustments to reconcile net income to net cash provided by operating activities
                     Depreciation                                                 2,003           1,580
                     Amortization of intangibles                                  6,285             561
                     Amortization of government grants                             (380)           (530)
                     Stock compensation expense                                     -               465
                     Minority interest                                               57              31
                     Changes in assets and liabilities:
                            Decrease (increase) in accounts receivable,
                              prepaid expense and other assets                    3,399          (2,179)
                            Increase in inventories                                (847)         (1,200)
                            Decrease in accounts payable, accrued
                              liabilities and other liabilities                  (1,624)           (330)
                     Income taxes                                                 4,750           1,689
                     Foreign exchange (gain) loss                                  (522)          1,760
                                                                             -----------     -----------
                            Net cash provided by operating activities            15,455           7,079
                                                                             -----------     -----------

 CASH FLOWS FROM INVESTING ACTIVITIES:
       Purchase of fixed assets                                                  (4,488)        (12,932)
       Purchase of intangible assets                                                -              (153)
       Deferred consideration and acquisition costs                             (12,954)            -
                                                                             -----------     -----------
              Net cash used in investing activities                             (17,442)        (13,085)
                                                                             -----------     -----------

 CASH FLOWS FROM FINANCING ACTIVITIES:
       Long-term debt repayments, net                                           (36,008)         (2,539)
       Payments under capital leases                                               (131)           (135)
       Proceeds from share capital issue                                          4,788          60,173
       Issue expenses                                                                 -            (869)
                                                                             -----------     -----------
              Net cash (used in) provided by financing activities               (31,351)         56,630
                                                                             -----------     -----------

 Net (decrease) increase in cash and cash equivalents                           (33,338)         50,624
       Cash and cash equivalents, beginning of period                           113,671          10,459
       Foreign exchange adjustment on cash and cash equivalents                     902             -
                                                                             -----------     -----------
       Cash and cash equivalents, end of period                               $  81,235       $  61,083
                                                                             ===========     ===========


     See accompanying notes to unaudited consolidated financial statements.

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                 Dollars in Thousands (Except per Share Amounts)

1.   BASIS OF PRESENTATION

     The unaudited consolidated financial statements included herein have been prepared in accordance with generally accepted accounting principles. Certain information and footnote disclosure normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in Galen Holdings Public Limited Company's ("Galen" or the "Company") 2000 Annual Report on Form 20-F.

     Galen is a Northern Ireland public limited company based in Craigavon, Northern Ireland and Rockaway, NJ, USA. The Company's financial statements include the financial statements for Galen Holdings Public Limited Company and all of its subsidiaries. The Company's financial statements are prepared are in US dollars in conformity with United States generally accepted accounting principles.

     In the opinion of management, the financial statements reflect all adjustments necessary for a fair statement of the operations for the interim periods presented.


2.   INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is determined principally on the basis of first in, first out or standards that approximate average cost.

                             DECEMBER 31, 2000  SEPTEMBER 30, 2000
                             -----------------  ------------------

Finished goods                   $10,581             $10,222
Raw materials                     12,496              12,008
                               ----------          ----------
                                 $23,077             $22,230
                               ==========          ==========


3.   WARNER CHILCOTT SENIOR NOTES DUE 2008

     Warner Chilcott, Inc ("WCI") at the time of its acquisition by Galen on September 29, 2000 had $200,000 principal amount of 12-5/8% senior notes outstanding. The notes were issued by WCI in February 2000 and are unconditionally guaranteed by Warner Chilcott, plc, WCI's immediate parent. Interest payments on the notes are due semi-annually in arrears on February 15th and August 15th. The notes are due in February 2008 and are redeemable prior to maturity at the option of WCI, in whole or part, beginning in February 2004 at redemption prices that decrease annually and range from 106.3125% to 100% of the principal amount of the notes plus accrued interest. The indenture governing the notes limits Warner Chilcott, plc and its subsidiaries' ability to incur or guarantee additional debt, as well as to pay dividends or distributions on, or redeem or repurchase, capital stock.

     The indenture governing the notes provides that upon a change of control, each note holder has the right to require WCI to repurchase their notes at a price equal to 101% of the principal amount plus accrued interest. Galen's acquisition of Warner Chilcott triggered the right of holders to require the

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                 Dollars in Thousands (Except per Share Amounts)

     repurchase of notes, notice of which had to be given to the Company by December 1, 2000. Holders of $40,300 principal amount of the notes elected to tender their notes under this provision and on December 13, 2000 Warner Chilcott repurchased $40,300 principal amount of the notes for $40,700, plus accrued interest.

     At the time it issued the notes, WCI entered into a registration rights agreement (the "Registration Rights Agreement") that requires WCI to offer to exchange the outstanding notes for new notes registered under the Securities Act of 1933, as amended (the "Exchange Offer"). The agreement required that WCI consummate the Exchange Offer by August 14, 2000. The registration statement for the exchange offer, filed with the SEC prior to the date required by the Registration Rights Agreement, was not declared effective by the SEC until February 1, 2001 mainly due to delays caused by the completion of Galen's acquisition of Warner Chilcott. Under the terms of the Registration Rights Agreement, beginning on July 15, 2000, an additional 0.50% interest began to accrue on the notes in excess of the stated 12-5/8% rate ("Additional Interest"). Beginning on October 15, 2000 the rate of Additional Interest increased to 1% and on January 15, 2001, increased again to 1.50%. On February 1, 2001 the registration statement for the exchange offer was declared effective and, as a result, effective February 1, 2001 this Additional Interest stopped accruing.


4.   ACQUISITION

     On September 29, 2000, Galen acquired all of the outstanding shares and share equivalents of Warner Chilcott, plc through a scheme of arrangement under the laws of the Republic of Ireland. Galen issued 2.5 Galen ordinary shares for each of Warner Chilcott's outstanding ordinary shares. All of Warner Chilcott's outstanding share options and warrants were converted at the same ratio into options and warrants to acquire Galen shares. The total acquisition price of $325,500 consisted of (i) $282,800 in respect of 31,698,554 Galen shares valued at $8.9225 (the average closing price of Galen shares for the five days before and after the announcement of the transaction on May 4, 2000) issued in exchange for the 12,680,812 outstanding shares of Warner Chilcott, (ii) $31,200 representing the fair market value of Galen share options and warrants issued in exchange for Warner Chilcott options and warrants, and (iii) $11,500 of acquisition costs. The Warner Chilcott transaction has been accounted for as a purchase. The Warner Chilcott transaction closed on September 29, 2000, the last business day of the Company's fiscal year.

     The following unaudited pro forma information presents the results of operations for the Company assuming the following events were completed as of October 1, 1999: (i) Galen's acquisition of Warner Chilcott (ii) Warner Chilcott's acquisition of three branded products from Bristol-Myers Squibb (Ovcon(R) 35, Ovcon(R) 50 and Estrace(R) Cream), (iii) the issuance of $200,000 principal amount of senior notes by Warner Chilcott to finance the acquisition of the products, (iv) the repurchase of $40,300 principal amount of the senior notes issued by Warner Chilcott triggered by Galen's acquisition of Warner Chilcott and (v) the elimination of Warner Chilcott's marketing agreement with Schering Plough Corporation. Unaudited pro forma consolidated results after giving effect to the other businesses acquired during the periods presented would not have been materially different from the reported pro forma results for either period.

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                 Dollars in Thousands (Except per Share Amounts)


     These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense as a result of goodwill, increased interest expense on acquisition debt and related adjustments. They do not purport to be indicative of the results of operations that actually would have resulted had the transactions occurred as of October 1, 1999, or of future results of operations of the consolidated entities.

                                         THREE MONTHS ENDED DECEMBER 31,
                                             2000            1999
                                           (actual)       (pro forma)
                                         --------------   -------------
Revenue                                   $     60,799    $     62,264
Net income (loss)                         $      2,334    $       (256)

Net income (loss) per ADR - Basic         $       0.06    $      (0.01)
Net income (loss) per ADR - Diluted       $       0.06    $      (0.01)
Weighted aver ADR equivalent - Basic        38,782,058      37,613,940
Weighted aver ADR equivalent - Diluted      39,833,472      37,613,940


5.   NET INCOME PER ADR AND ORDINARY SHARE

     Basic net income per ADR and ordinary share is based on the income available to ordinary shareholders divided by the weighted average number of ordinary shares and equivalent ADRs outstanding during the period. Diluted income per share is computed by adjusting the weighted average number of ordinary shares and equivalent ADRs outstanding during the period for potentially dilutive rights to acquire ordinary shares or ADRs that were outstanding during the period. The dilution attributable to rights to acquire shares is computed using the treasury stock method and depends upon the market price of the Company's shares during the period.

     The following table sets forth the computation for basic and diluted net income per ADR and ordinary share:

                                                       THREE MONTHS ENDED
                                                          DECEMBER 31,
                                                     2000             1999
                                               ---------------   ---------------
Numerator for basic and diluted net income
    per ordinary share and ADR                  $       2,334     $       5,232
                                               ===============   ===============
Weighted average number of ordinary shares
  (basic)                                         155,128,233       118,757,206
Effect of dilutive stock options/warrants           4,205,655           327,047
                                               ---------------   ---------------
Weighted average number of ordinary shares
  (diluted)                                       159,333,888       119,084,253

Basic net income per ordinary share             $        0.02     $        0.04
                                               ===============   ===============
Diluted net income per ordinary share           $        0.01     $        0.04
                                               ===============   ===============

Weighted average number of equivalent ADRs
  (basic)                                          38,782,058        29,689,302
Effect of dilutive stock options/warrants           1,051,414            81,761
                                               ---------------   ---------------
Weighted average number of equivalent ADRs
  (diluted)                                        39,833,472        29,771,063

Basic net income per ADR                        $        0.06     $        0.18
                                               ===============   ===============
Diluted net income per ADR                      $        0.06     $        0.18
                                               ===============   ===============

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                 Dollars in Thousands (Except per Share Amounts)


6.   CONTINGENCIES
     The Company is involved in various legal proceedings of a nature considered normal to its business including patent litigation, product liability and other matters. In the event of the adverse outcome of these proceedings, resulting liabilities are either covered by insurance, established reserves or, in the opinion of management, would not have a material adverse effect on the financial condition or results of operations of the Company.

7.   INCOME TAXES
     Galen operates in two primary tax jurisdictions, the United Kingdom and the United States. The majority of Galen's taxable income for the periods presented is derived from the United Kingdom.

     In connection with the acquisition of Warner Chilcott on September 29, 2000, the Company acquired U.S. federal income tax net operating loss carry forwards. Subject to a valuation allowance, the Company recorded a deferred tax asset in respect of these loss carry forwards. If, in the future, the realization of this acquired deferred tax asset becomes more likely than not, any reduction of the associated valuation allowance will be allocated to reduce the amount of goodwill recorded at the time of purchase.

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                 Dollars in Thousands (Except per Share Amounts)


8.   CONSOLIDATING SCHEDULE
     Following are consolidating schedules reflecting Balance Sheet and Statement of Operations information for the Company as of December 31, 2000, and for the three months ended December 31, 2000:

                                                                          OTHER                                      |
                                         GALEN            WARNER        SUBSIDIARY        ELIMINATION                |
                                     HOLDINGS PLC      CHILCOTT PLC (1) COMPANIES          ENTRIES      CONSOLIDATED |    WCI (2)
                                     ------------      ---------------- ---------          -------      ------------ |    -------
December 31, 2000                                                                                                    |
BALANCE SHEET DATA:                                                                                                  |
ASSETS                                                                                                               |
                                                                                                                     |
    Cash and cash equivalents          $     2,960     $     29,290     $    48,985       $       -      $ 81,235    |    $ 19,364
    Accounts receivable, net                     -            6,811          33,552               -        40,363    |       5,742
    Inventories                                  -            6,993          16,084               -        23,077    |       6,993
    Other assets                               294            1,445          12,358               -        14,097    |       1,436
                                     --------------    -------------   -------------      ----------    ----------   |   ----------
      Total current assets                   3,254           44,539         110,979               -       158,772    |      33,535
                                     --------------    -------------   -------------      ----------    ----------   |   ----------
    Long-term assets                             -          438,944         176,100               -       615,044    |     229,480
    Investment in subsidiaries             326,134                -               -        (326,134)            -    |           -
                                     --------------    -------------   -------------      ----------    ----------   |   ----------
      Total assets                     $   329,388     $    483,483     $   287,079       $(326,134)     $773,816    |    $263,015
                                     ==============    =============   =============      ==========    ==========   |   ==========
                                                                                                                     |
LIABILITIES AND EQUITY                                                                                               |
    Current liabilities                $    11,443     $     20,396     $    41,882       $       -      $ 73,721    |    $ 21,370
    Senior notes                                 -          165,173               -               -       165,173    |     156,975
    Other long-term liabilities                  -                -          76,310               -        76,310    |           -
    Inter-company accounts                (103,032)            (334)        103,366               -             -    |     (10,371)
                                                                                                                     |
    Minority interest                            -                -             239               -           239    |           -
                                                                                                                     |
    Shareholders' equity                   420,977          298,248          65,282        (326,134)      458,373    |      95,041
                                     --------------    -------------   -------------      ----------    ----------   |   ----------
      Total liabilities and                                                                                          |
       shareholders' equity            $   329,388     $    483,483     $   287,079       $(326,134)     $773,816    |    $263,015
                                     ==============    =============   =============      ==========    ==========   |   ==========
                                                                                                                     |
THREE MONTHS ENDED                                                                                                   |
    DECEMBER 31, 2000                                                                                                |
STATEMENT OF OPERATIONS DATA:                                                                                        |
    REVENUES                                                                                                         |
      Product revenue                  $         -     $     26,532     $    14,425       $       -      $ 40,957    |    $ 26,012
      Service revenue                            -                -          19,842               -        19,842    |           -
                                     --------------    -------------   -------------      ----------    ----------   |   ----------
       Total revenues                            -           26,532          34,267               -        60,799    |      26,012
                                     --------------    -------------   -------------      ----------    ----------   |   ----------
                                                                                                                     |
    OPERATING EXPENSES                                                                                               |
      Cost of goods sold                         -            5,527          15,708            (151)       21,084    |       4,092
      SG&A                                       -            9,415           8,463             151        18,029    |       9,349
      Research and development                   -                -           2,617               -         2,617    |           -
      Depreciation                               -               73           1,930               -         2,003    |          73
      Amortization                               -            5,767             518               -         6,285    |       3,361
                                     --------------    -------------   -------------      ----------    ----------   |   ----------
       Total operating expenses                  -           20,782          29,236               -        50,018    |      16,875
                                     --------------    -------------   -------------      ----------    ----------   |   ----------
                                                                                                                     |
    Interest income (expense), net              25           (5,412)           (457)              -        (5,844)   |      (8,490)
    Provision for income taxes                   -            1,338           1,208               -         2,546    |       1,338
    Minority interest in earnings                                                                                    |
      of subsidiaries                            -                -              57               -            57    |           -
                                     --------------    -------------   -------------      ----------    ----------   |   ----------
      NET INCOME (LOSS)                $        25     $     (1,000)    $     3,309       $       -       $ 2,334    |     $  (691)
                                     ==============    =============   =============      ==========    ==========   |   ==========

(1) Represents the consolidated position and results of Warner Chilcott, plc and its subsidiaries, including Warner Chilcott, Inc.
(2) Represents the stand-alone position and results of Warner Chilcott, Inc. excluding adjustment for the effect of certain push down accounting entries associated with Galen's acquisition of Warner Chilcott.

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                 Dollars in Thousands (Except per Share Amounts)


     Consolidating statement of operations information for the comparative period of three months ended December 31, 1999 is not presented, as it is not meaningful. Galen's acquisition of Warner Chilcott did not occur until September 2000.

9.   SEGMENT INFORMATION

     The Company's business is classified into two reportable segments for internal financial reporting purposes: Pharmaceutical Products and Pharmaceutical Services. For all periods presented, the Pharmaceutical Products segment includes the development, manufacture and promotion of prescription pharmaceutical products in the UK, North America and Ireland and the provision of specialized development and manufacturing services to other pharmaceutical companies. The Pharmaceutical Services segment provides technology-based research and development services to the pharmaceutical industry. These services include the design, manufacture, packaging and worldwide distribution of patient packs for clinical trials, interactive voice response system support to permit the more efficient management of the clinical trial process and "bench-to-pilot scale" specialty chemical design and synthesis services for research-based pharmaceutical companies.

     The following represents selected information for the Company's operating segments for the periods indicated:

(a)  CONTRIBUTION BY BUSINESS ACTIVITY

                                               PHARMACEUTICAL     PHARMACEUTICAL
                                                  PRODUCTS           SERVICES           TOTAL
                                               --------------     --------------    -------------
Three Months Ended December 31, 2000
------------------------------------
     Revenue                                    $    40,957        $    19,842       $   60,799
     Cost of sales                                   10,927             10,157           21,084
     Operating expenses                              17,088              3,558           20,646
     Depreciation & amortization                      6,855              1,433            8,288
                                               --------------     --------------    -------------
       Total operating expenses                      34,870             15,148           50,018
                                               --------------     --------------    -------------
     Operating income                           $     6,087        $     4,694       $    10,781
                                               --------------     --------------    -------------
THREE MONTHS ENDED DECEMBER 31, 1999
------------------------------------
     Revenue                                    $    19,967        $    15,194       $    35,161
     Cost of sales                                    8,986              8,306            17,292
     Operating expenses                               4,710              2,626             7,336
     Depreciation & amortization                      1,108              1,033             2,141
                                               --------------     --------------    -------------
       Total operating expenses                      14,804             11,965            26,769
                                               --------------     --------------    -------------
     Operating income                           $     5,163        $     3,229       $     8,392
                                               --------------     --------------    -------------

                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Concluded)
                 Dollars in Thousands (Except per Share Amounts)


(B)  GEOGRAPHICAL ANALYSIS

                             THREE MONTHS ENDED DECEMBER 31,
                 -------------------------------------------------------
                           REVENUE                 OPERATING INCOME
                    2000             1999        2000            1999
                 -----------      ---------   ----------     -----------
United Kingdom    $  23,809       $ 27,684     $  3,664       $   6,650
North America        36,525          7,030        7,128           1,819
All other               465            447          (11)            (77)
                 -----------      ---------   ----------     -----------
                  $  60,799       $ 35,161     $ 10,781       $   8,392
                 -----------      ---------   ----------     -----------

Revenue is attributed to geographic area based on the location in which the sale originated.

     ITEM 2
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies.

     These forward-looking statements are identified by their use of terms and phrases, such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", and similar terms and phrases, including references to assumptions. However, these words are not the exclusive means of identifying such statements. These statements are subject to significant risks and uncertainties, including those identified in our 2000 Annual Report on Form 20-F filed with the Securities and Exchange Commission on January 25, 2001 and our other filings with the Commission, which may cause actual results to differ materially from those discussed in such forward-looking statements. We do not undertake to update our forward-looking statements to reflect future events or circumstances.

     The following discussion should be read in conjunction with the consolidated unaudited financial statements and notes thereto, appearing in
     Item 1 of this Form 6-K.


     OVERVIEW
     Galen Holdings PLC is an integrated pharmaceutical company based in Northern Ireland. We develop, manufacture and supply branded prescription pharmaceutical products in the UK, Ireland and, with the September 2000 acquisition of Warner Chilcott, in the United States. We produce a wide range of prescription medicines in a number of therapeutic areas and develop novel drug formulations and delivery systems, including a range of applications for our intravaginal ring, or IVR, technology. We also provide a range of pharmaceutical services to pharmaceutical companies in both Europe and the United States.

     Our pharmaceutical products business, which includes our research and development activities, focuses on the analgesia, gastroenterology, respiratory, anti-infectives and women's healthcare therapeutic areas. Through this business we develop, manufacture and market prescription medicines to healthcare professionals in these areas. In addition we manufacture and supply intravenous and other sterile solutions primarily for human use.

     Our product research and development business focuses on the development of proprietary drug delivery applications and technologies. We have a pipeline of several proprietary products in development for the women's healthcare market including a number using the IVR drug delivery system that is designed to deliver a consistent dose of a range of medicines over extended periods of time. The IVR's mechanism of drug delivery demonstrates a number of benefits, including pharmacokinetic and patient-compliance superiority, over current methods. The IVR is capable of releasing one or more drugs at a constant rate, eliminating the variations of levels of drug in the blood, which fluctuations are associated with traditional forms of drug delivery such as tablets and transdermal patches. The IVR system is effective for up to three months and can be inserted and removed by the patient.

     Our pharmaceutical services business provides a range of technology-based research and development services to the worldwide pharmaceutical industry. Services which we provide through this business include the design, supply and distribution of clinical trial materials internationally, drug reconciliation services and the design, programming and implementation of computer-based interactive voice response systems to permit the more efficient management of the clinical trial process. We also offer "bench-to-pilot scale" specialty chemical design and synthesis services for research-based pharmaceutical businesses.


     HISTORY AND DEVELOPMENT
     Galen was founded in 1968 by Dr. Allen McClay as a prescription pharmaceutical sales and marketing operation.

     Initially we focused on branded pharmaceutical products in the UK and Ireland. Our products were developed and manufactured for us by third parties. In 1987, we began to develop and manufacture our own products when our Craigavon, Northern Ireland facility became operational. We added to our pharmaceutical products business with the 1988 acquisition of Ivex, a sterile solutions business. In 1989 we began our involvement with the IVR drug delivery vehicle, first as a manufacturer and later as a developer of the IVR controlled-release technology. In 1999, we broadened our UK product portfolio with the acquisition of the Bartholomew Rhodes group of companies. We extended our pharmaceutical products business into the United States on September 29, 2000 when we acquired Warner Chilcott, a marketer of branded prescription pharmaceutical products focused on niches of the US market; particularly women's health.

     We have also built an international services business providing a range of technology-based offerings to research oriented pharmaceutical companies. We started this business in response to what we saw as an unmet need for highly specialized services to more efficiently manage clinical trials. In 1989, we formed a business unit in Craigavon to address those needs - Clinical Trial Services, or CTS. In 1997, to meet the global requirements of our customer base, we expanded our clinical trial services business into the United States with the opening of a CTS facility in Audubon, Pennsylvania. We have also acquired other complementary businesses to broaden our capabilities and further develop CTS's customer bases including:

     - the 1999 acquisition of the drug reconciliation business of J Dana Associates, Inc.,

     -   the 1999 acquisition of Interactive Clinical Technologies, Inc., and

     - the 2000 acquisition of Applied Clinical Concepts, Inc. and the related Pharmacy Division of the Duke Clinical Research Institute.

     Today our services business includes a chemical synthesis group, which provides custom chemical design through QuChem Limited, a company in which we acquired a 76% interest in 1997, and chemical synthesis services provided through SynGal, which we formed in 1996 and which commenced commercial operation in 1998.

     Looking ahead, we expect to continue to invest in facilities to support the expansion of both our pharmaceutical products and services businesses. In the near-term, we are planning the addition of a distribution facility in Craigavon to support CTS's European business, the construction of additional laboratory space in Craigavon to accommodate the growth in demand for custom chemistry services, and the building of a new production facility in Ardee, Republic of Ireland to meet future pharmaceutical product production requirements.

     We completed our initial public offering of shares in July 1997 when we listed our ordinary shares on the London Stock Exchange. In September 1997 we listed our ordinary shares on the Irish Stock Exchange. On September 29, 2000 we acquired Warner Chilcott and simultaneously listed our ordinary shares, represented by American Depositary Receipts, or ADRs, on the Nasdaq National Market System. Each Galen ADR currently represents underlying ownership of four ordinary shares of Galen.


     RECENT DEVELOPMENTS
     As of September 30, 2000 Warner Chilcott had senior notes outstanding totaling $200.0 million in principal amount. Our acquisition of Warner Chilcott triggered the right of each holder of the notes to require Warner Chilcott to repurchase their notes at 101% of the principal amount of notes presented for repurchase. On December 13, 2000 we repurchased, through our Warner Chilcott subsidiary, $40.3 million principal amount of the senior notes for $40.7 million, plus accrued interest. Warner Chilcott used cash on hand to fund the repurchase.

     As we announced on January 23, 2001, we received an approvable letter from the UK Committee on Safety of Medicines for our first IVR based product for hormone replacement therapy. The application, which was the subject of this approvable letter, will be used to deliver estradiol (estrogen) for the relief of post-menopausal symptoms. We anticipate to receive authorization to begin marketing the IVR in the UK during 2001. We plan to submit the estradiol IVR through the European Union Mutual Recognition Procedure to gain marketing approval throughout Europe for this application of the IVR.

     RESULTS OF OPERATIONS
     Three months ended December 31, 2000 and 1999
     Our first quarter total revenues of $60.8 million increased from $35.2 million, or 73%, as compared to the prior year period. This increase reflected growth in both our pharmaceutical products business and our pharmaceutical services business. Underlying growth in both segments was offset, to some extent, by an 11% depreciation of the UK pound against the US dollar for the current quarter compared to the same quarter in the previous year.

     Revenue from pharmaceutical products was $41.0 million, an increase of 105% from $20.0 million in the previous year, primarily reflecting the impact of the acquisition of Warner Chilcott in September 2000.

     Revenue from pharmaceutical services was $19.8 million, an increase of 31% over the first quarter in fiscal 2000 reflecting growth in both our clinical trial services and custom chemical synthesis business units. Clinical Trial Services, or CTS, showed growth of 29% over the previous year reflecting continued significant growth in our ICTI business since its acquisition in 1999 and continuing growth in our CTS business in both the US and Europe. Chemical Synthesis Services, or CSS, revenues grew by 50% over the corresponding quarter, albeit from a relatively small base. This reflects continuing growth in demand from research-driven pharmaceutical companies for these specialty services.

     Gross profit more than doubled from $17.9 million to $39.7 million due to both the increase in revenues and higher margins. The increase in gross profit margin from 50.8% to 65.3% was primarily due to the impact of the acquisition of Warner Chilcott which recorded a gross margin of 79.2%. Warner Chilcott margins were reduced by a one-time charge of $1.4 million associated with the step up of inventory valuation at September 30, 2000 as a result of the acquisition by Galen. This charge had no cash impact and will not be repeated in future periods. Gross margins in the services business improved due to a more favorable mix of higher margin clinical trials service revenue and higher margins in the chemical synthesis services business due to higher revenues on a relatively steady cost base.

     Selling, general and administrative expenses of $18.0 million increased $13.0 million compared to the $5.0 million incurred in the first quarter of fiscal 2000. Three factors accounted for the majority of the increased costs: (1) $9.6 million of operating expenses relating to the new Warner Chilcott business, (2) $2.6 million of additional operating expenses in our pharmaceutical products business consisting primarily of increased selling expenses in the UK and Ireland associated with the expansion of the UK and Ireland sales force from 60 representatives to 115 to support the launch of Regurin(R) and the anticipated launch of the estradiol intravaginal ring, and (3) $0.8 million increased operating expenses in the pharmaceutical services business to support the increase in revenues.

     Research and development costs were $2.6 million compared to $2.4 million in the first quarter of fiscal 2000. This increase reflected the integration of the Galen and Warner Chilcott research and development teams and the continuing clinical activity associated with the development of our intravaginal ring drug delivery technology and other development programs. The clinical program to enable a New Drug Application to be submitted to the FDA neared completion during the quarter. This involved completion of a Phase III efficacy and safety trial and execution of a pivotal Phase I study. We continue to focus on product development projects with near-term revenue potential and relatively low funding requirements including, for example, line extensions of our branded products and potential drugs which could be delivered by means of the IVR.

     Depreciation of $2.0 million increased from $1.6 million last year reflecting our recent capital investment program, particularly in the pharmaceutical services area. Amortization of intangible assets increased substantially to $6.3 million from $0.6 million in the corresponding quarter in the previous year. This increase was primarily as a result of the acquisition of Warner Chilcott.

     Investment income for the quarter grew to $1.7 million for the quarter as compared to virtually zero in the comparative quarter as we had greater levels of funds available for investment. Interest expense increased to $7.6 million compared to $0.5 million. This was primarily the result of the interest expense related to the $200.0 million senior subordinated notes acquired as part of the Warner Chilcott transaction. The full $200.0 million amount was in place for most of the quarter until the redemption of $40.3 million in mid December as a result of the change of control provision of the note indenture.

     Taxes on income decreased to $2.5 million from $2.7 million in the first quarter of fiscal 2000. We operate mainly in two tax jurisdictions, the United Kingdom and the United States. The statutory rate in the UK for the current quarter was 30% as compared to 30.5% in fiscal 2000. In the US the federal statutory rate was 35% in both quarters. Our effective tax rate was 51% for the quarter compared to 34% in the same quarter in the previous year. The high effective tax rate in the current quarter is due to the amortization charge for goodwill associated with the acquisition of Warner Chilcott which is not deductible for UK or US tax purposes.

     The net result of the items discussed above was that we reported a $2.3 million net profit for the quarter compared to a net profit of $5.2 million in the corresponding quarter. Our net income per ADR was $0.06 compared to $0.18 in fiscal 2000, both on a basic and diluted basis. The weighted average number of equivalent ADRs outstanding increased by 9.1 million primarily due to the placing of 1.5 million ADR equivalents in November 1999 and the issuance of 7.9 million ADR equivalents as consideration for Warner Chilcott in September 2000. The exercise of options and warrants, associated with the Warner Chilcott transaction, also contributed to the increase in weighted average equivalent ADRs outstanding.

     We believe that normalized earnings should be considered together with, but not as a substitute for, other measures of financial performance reported in accordance with generally accepted accounting principles. In our calculation of normalized earnings we add back the expenses associated with all intangible assets (including specifically identified intangible assets and goodwill). We believe that normalized earnings provides a useful measure of our ability to generate cash from our operating activities. Normalized earnings per ADR equivalent rose by 16% on a diluted basis. The following table provides a comparison of our normalized earnings in dollar terms and also per ADR for each quarter.

                                               (US $S IN 000S EXCEPT PER ADR
                                                        AMOUNTS)
FOR THE QUARTERS ENDED DECEMBER 31              2000                 1999
                                         ----------------     ------------------

Reported net income                       $      2,334         $         5,232

  Amortization of intangible assets              6,285                     561

                                         ----------------     ------------------
Normalized earnings                       $      8,619         $         5,793
                                         ================     ==================

Weighted average equivalent ADRs
  outstanding:
     Basic                                  38,782,058              29,689,302
     Diluted                                39,833,472              29,771,063

Normalized earnings per ADR
                                         ----------------     ------------------
     Basic                                $       0.22         $          0.20
                                         ================     ==================
     Diluted                              $       0.22         $          0.19
                                         ================     ==================


     LIQUIDITY AND CAPITAL RESOURCES

     There was a positive cash flow from operating activities for the period of $15.5 million compared to a cash inflow of $7.1 million in the same quarter last year. This was the result of higher earnings before interest, tax, depreciation and amortization of intangibles in the quarter. EBITDA for the quarter was $19.0 million compared to $10.5 million last year. This positive result was offset to some extent by interest expense of $1.7 million paid in connection with the redemption on December 13, 2000 of $40.3 million principal amount of the Warner Chilcott senior notes.

     The cash inflow from operations was offset by the use of $4.5 million cash to purchase fixed assets and for deferred consideration of $1.0 million as part of the acquisition of Applied Clinical Concepts Inc. and acquisition costs of $11.9 million relating to Warner Chilcott.

     The major cash outflow during the quarter was the payment of $40.7 million to redeem $40.3 million of principal amount of 12 5/8% senior notes due 2008 issued by Warner Chilcott, Inc. This was triggered by our acquisition of Warner Chilcott. Under the terms of the indenture governing the senior notes, holders of the notes had the right to require us to repurchase the notes for redemption at 101% of par value plus accrued interest.

     We ended the quarter with $81.2 million of cash on hand as compared with $113.7 million at September 30, 2000. We intend to fund our future liquidity needs, including capital expenditures and dividend payments, through a combination of cash generated from operations, cash balances on hand and availability under bank credit facilities. At December 31, 2000 we had $32.3.million of availability under committed credit facilities with several banks. We generally expect to fund repayments of indebtedness with other indebtedness. In the event that we pursue significant acquisitions, we may be required to raise additional funds through the issuance of debt or equity securities.

     INFLATION
     Inflation had no material impact on our operations during the three months ended December 31, 2000.



ITEM 3  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

        -   interest rates on debt; and

        -   foreign exchange rates.

     Interest rates

     We manage debt and overall financing strategies centrally using a combination of short and long term loans with either fixed or variable rates. Currently we do not hedge exposure to interest rate fluctuations through the use of derivative instruments.


     Foreign exchange

     Most of the revenues generated and expenses incurred during the three months ended December 31, 2000 and 1999 were denominated in the functional currency of the country in which they were generated. To the extent that we have expanded and continue to expand our operations in the United States, revenues and expenses will continue to be generated in the local currency. We intend to use local currency cash flows to pay similarly denominated expenses to the extent available, although we cannot be certain that we will be able to implement this strategy.

     We had no foreign currency option contracts at December 31, 2000. To date, we have not extensively used foreign currency hedging transactions because our exposure to foreign exchange fluctuations has been limited. Capital investment in the United States has been funded by US dollar borrowings as a hedge against foreign currency movements. We intend to use foreign currency hedging more extensively in the future, but cannot give assurances that the use of such instruments will effectively limit our exposure.

PART II - OTHER INFORMATION

ITEM 1    LEGAL PROCEEDINGS
     We are involved in litigation relating to claims arising out of our operations in the normal course of business, including product liability claims. In the opinion of management, the litigation in which we are currently involved, individually and in aggregate, is not material to our business, financial condition or results of operations. There have been no significant developments in proceedings since we filed our 2000 Annual Report on Form 20-F with the Securities and Exchange Commission, and we have not become involved in any additional material proceedings.


ITEM 6    EXHIBITS AND REPORTS ON FORM 6-K OR 8-K
     (a) EXHIBITS - THE FOLLOWING EXHIBIT IS FILED WITH THIS DOCUMENT:
         None.








     (b) REPORTS ON FORMS 6-K OR 8-K:
     On October 24, 2000 we filed a Form 8-K, dated October 23, 2000, which contained as exhibits copies of slides used as part of our presentation in an investor conference on October 23, 2000.

     On November 11, 2000 we filed a Form 6-K, dated November 2000, which contained as exhibits the financial statements as of September 30, 2000 and for the three and nine months September 30, 2000 of our wholly owned subsidiary, Warner Chilcott, plc.